May 15, 2012

By EDGAR

Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardinal Bankshares Corporation

DEFA14A filed May 9, 2012

DEFA14A filed May 11, 2012

File No. 0-28780

Dear Ms. Chalk:

In response to the comments set forth in your letter dated May 14, 2012 with regard to the above-referenced DEFA14A filed May 9, 2012 and DEFA14A filed May 11, 2012 of Cardinal Bankshares Corporation (the “Company”), we provide below the Company’s responses.

Except as otherwise noted in this letter, the information provided in response to your letter has been supplied by the Company, which is solely responsible for it. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

DEFA14A filed May 11, 2012

1.	As you know, a letter dated May 11, 2012 from William B. Poff at Wood Rogers PLC to Mr. Schaller’s counsel Randy Eaddy is attached to this filing. Please provide some context about the identity of Mr. William B. Poff and Woods Rogers PLC and their role in this proxy contest. Please provide some background disclosure concerning the events leading up to the current proxy contest. Is this the law firm and lawyer representing Mr. Leon Moore? How did Company counsel obtain this letter on the same date it was sent to Mr. Schaller?

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Christina Chalk, Esq.

May 15, 2012

As disclosed in the Company’s supplement to its definitive proxy statement, dated May 3, 2012, the Company filed a verified complaint in the United States District Court for the Western District of Virginia, Roanoke Division, captioned Cardinal Bankshares Corporation v. Henry A. Logue (Civil Action No. 7:12-cv-00198) (the “Complaint”). In connection with the Company’s investigation leading up to the filing of the Complaint, the Company hired Woods Rogers PLC as its co-counsel. William B. Poff is the partner at Woods Rogers PLC who is working with the Company. Woods Rogers PLC and Mr. Poff have not been involved in the current proxy contest. The Company, however, made Mr. Poff aware of the proxy contest prior to engaging his firm to represent the Company. LeClairRyan, A Professional Corporation, the Company’s other co-counsel with respect to the Complaint, received a copy of the above-referenced letter at the time of its delivery to counsel for Douglas E. Schaller. The Company acknowledges the comment, and respectfully requests that it not be asked to provide additional background disclosure as such additional disclosure with respect to Mr. Poff and his firm would add little, if any, to the shareholders’ understanding of the current proxy contest.

2.	We note the Declaration to the Court by Leon Moore dated May 10, 2012 and filed in connection with the lawsuit by Cardinal Bankshares against Henry A. Logue. It is unclear how the facts asserted in the Declaration, which relate to Mr. Schaller’s alleged recent conduct, are related to the action against Mr. Logue for breach of his termination agreement with the Company. Please provide more context about this recent contact with Mr. Schaller. What were Mr. Schaller’s stated reasons for being incensed about a lawsuit against someone else? Why would the court action against Mr. Logue damage Mr. Schaller’s reputation (according to Mr. Schaller)? What were Mr. Moore’s responses to the statements by Mr. Schaller? We are concerned that where you describe an incident between you and Mr. Schaller, that it be fully described, such that shareholders can understand the context and receive a full picture of what occurred.

On the morning of May 8, 2012, Mr. Schaller entered the Company’s headquarters office, which is located in the same building as the main office of Bank of Floyd (the “Bank”), the Company’s bank subsidiary. Mr. Schaller did not have an appointment to meet with R. Leon Moore, the Company’s Chairman, President and Chief Executive Officer, or any other officer of the Company or the Bank. When Mr. Schaller approached Mr. Moore’s office he did not speak with Mr. Moore’s assistant but walked in the office where Mr. Moore was meeting with J. Alan Dickerson, the Company’s Chief Financial Officer. Mr. Schaller neither requested the meeting at such time nor did he receive permission to enter Mr. Moore’s office. Mr. Schaller proceeded to make the statements disclosed in the Declaration of Leon Moore, dated May 10, 2012, to the court identified in response to comment no. 1 (the “Declaration”). Mr. Moore did not respond while Mr. Schaller made the statements set forth in the Declaration, instead preferring to document what exactly Mr. Schaller was saying. After Mr. Schaller finished making the statements described in the Declaration, he asked Mr. Moore for a decision on withdrawing the Complaint. At such time, Mr. Moore informed Mr. Schaller that the lawsuit was approved by the Company’s Board of Directors and that it was a unanimous decision of the Company’s Board. Mr. Moore further informed Mr. Schaller that he would advise the Company’s Board of the event and subject of Mr. Schaller’s visit.

The Company cannot speak for Mr. Schaller regarding his reasons for being incensed about the Complaint nor why the court action against Henry A. Logue would damage Mr. Schaller’s reputation (according to Mr. Schaller) because no such information was expressed by Mr. Schaller during this encounter or otherwise.

Christina Chalk, Esq.

May 15, 2012

The Company has provided a copy of the Declaration and Mr. Poff’s letter to selected shareholders of the Company to better inform them of Mr. Schaller’s visit on May 8, 2012. The Company took such step after news of the visit was being disseminated throughout the community served by the Company and the Bank. The Company acknowledges the Staff’s comment, and respectfully requests that it not be asked to provide additional background disclosure as such additional disclosure would add little, if any, to the shareholders’ understanding of the current proxy contest. As discussed above, there was no context for the meeting and the Company believes that its account, as disclosed in the Declaration and letter from Mr. Poff, provides substantially all of the material information of which the Company is aware in regards to such meeting.

DEFA14A filed May 9, 2012

3.	We note the reference to a specific email (with attachment) from Mr. Schaller to Mr. Logue at 3:56 pm on December 28, 2011, along with other emails between Mr. Schaller and Mr. Logue. You assert that these emails demonstrate that Mr. Schaller spoke falsely when he said he did not seek “advice or other input from Mr. Logue regarding Mr. Schaller’s proposed activities or communications with respect to the Company.” Provide support for your assertion by providing the referenced emails supplementally or in revised proxy materials.

In response to the Staff’s comment, the Company has provided to the Staff a copy of the referenced emails on a supplemental basis.

4.	We note the open letter to fellow Cardinal shareholders dated April 30, 2012 signed by Kendall O. Clay and included as an attachment with this filing and with your letter dated May 9, 2012. The letter is also specifically referenced in your May 9, 2012 letter to shareholders. Tell us why Mr. Kendall Clay should not be considered a participant in this solicitation, or provide all of the information required as to participants in Item 4 of Schedule 14A.

On April 30, 2012, Kendall O. Clay, a shareholder of the Company, delivered the referenced letter to two newspapers of general circulation in the community served by the Company and the Bank – The Roanoke Times and The Floyd Press. Mr. Clay voluntarily delivered the letter to the Company on the same date. Prior to that date, the Company had not seen Mr. Clay’s letter. The Company understands that Mr. Clay delivered the letter to the newspapers in the expectation it would be published. To the Company’s knowledge, there has been no publication as of the date hereof.

The Company believes that Mr. Clay is not a participant in the Company’s solicitation of proxies because he does not fit under any of the categories of persons described in Instruction 3(a) to Schedule 14A. He is not the registrant, a director, or a nominee of the registrant (Instruction 3(a)(i) or (ii)). Mr. Clay has not taken the initiative, or engaged, in organizing, directing, or arranging for the financing of the Company’s proxy solicitation (Instruction 3(a)(iii)). Mr. Clay is neither financing the Company’s solicitation (Instruction 3(a)(iv)) nor lending money, providing credit or entering into any arrangement to finance or induce the purchase, sale, holding or voting of any securities of the Company (Instruction 3(a)(v)). The Company also does not believe that Mr. Clay has solicited proxies (Instruction 3(a)(vi)) because his activities do not meet the definition of “solicit” or “solicitation” as set forth in Rule 14a-1(l)(1). The Company has not

Christina Chalk, Esq.

May 15, 2012

authorized Mr. Clay to solicit proxies on behalf of its nominees. Mr. Clay’s letter did not request a proxy from shareholders and did not request that Company shareholders execute, not execute, or revoke any proxy. He has never furnished a form of proxy to shareholders. The Company merely used his letter, meant for public dissemination, in connection with the Company’s solicitation of proxies and filed the letter as definitive additional materials. It is typical in proxy contests for one or both sides to include supporting letters and quotations from shareholders in communications sent to other shareholders. Mr. Clay has verbally and publicly made his beliefs known in the community, including this letter.

The Company also believes that Mr. Clay’s letter dated April 30, 2012, stating his support of the Company’s nominees, is expressly exempt from the definition of “solicitation” under Rule 14a-1(l)(2)(iv)(A), which states as follows:

“(2) The terms [‘solicit’ and ‘solicitation’] do not apply, however, to:

(iv)	A communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under Rule 14a-2) stating how the security holder intends to vote and the reasons therefor, provided that the communication:

(A)	Is made by means of speeches in public forums, press releases, published or broadcast opinions, statements, or advertisements appearing in a broadcast media, or newspaper, magazine or other bona fide publication disseminated on a regular basis,”

Based on the foregoing, the Company believes that Mr. Clay is not a participant in the Company’s solicitation of proxies for its 2012 Annual Meeting.

* * * * *

Please contact me at 804-343-4079, or Douglas W. Densmore at 540-510-3024, should you require further information or if you have any questions.

Sincerely,

/s/ Scott H Richter

Scott H. Richter

cc:	Mr. Leon Moore
Douglas W. Densmore, Esq.